INVESTMENT COMPANY ACT OF 1940 FILE NOS. 811-21089, 811-21090
and 811-21091
ANTENOR FUND, LLC
BEAUMONT FUND, LLC
CURAN FUND, LLC

SUPPLEMENT DATED JUNE 11, 2003
TO THE PRIVATE PLACEMENT MEMORANDUM
DATED JUNE 28, 2002
         The following paragraph should be inserted following the fifth paragraph under the heading
"Brokerage Commissions" on page 10.

The Funds currently have entered into a Broker
Dealer Agreement with PB Trading. PB Trading is the trading desk for Bank of American Prime Brokerage
Services ("BAPB"), a division of Banc of America
Securities ("BAS"). PB Trading's sole function for the Funds is to place on behalf of the Adviser orders for the purchase or sale of securities for execution.
PB Trading places orders with executing brokers who in their best judgment provide best execution. The Funds pay BAPB $.01 - .05 per share on agency trades and pay a net amount on principal trades if BAS is a market-maker for the security. BAPB charges the Funds $15 per ticket on any trade that is executed away from BAPB.
The Funds pay PB Trading $.01 per share for the trading service in addition to the commissions paid to the executing brokers.

The following paragraphs should be included on page 12 following the sub-heading of Short Selling under the heading
"Risk Factors."
Leverage; Borrowing
The Funds may borrow only from banks or by entering into reverse repurchase agreements. The
Investment Company Act of 1940 requires each Fund to maintain continuous asset coverage of not less than 300% with respect to all borrowings. This allows the Fund to borrow for such purposes an amount (when taken together with any borrowings for temporary or emergency purposes) equal to as much as 50% of the value of its net assets (not including such borrowings). If such asset coverage should decline to less that 300% due to market fluctuations or other reasons, the Fund may be required to dispose of some of its portfolio holdings within three days in order to reduce that Fund's debt and restore the 300% asset coverage, even though it may be disadvantageous from an investment standpoint to dispose of assets at that time. Bank borrowings may be from U.S. or foreign banks and may be secured or unsecured.
	Leveraging by means of borrowing will exaggerate the effect of any increase or decrease in the value of portfolio securities on that Fund's net asset value;
money borrowed will be subject to interest and other costs (which may include commitment fees and/or the cost of maintaining minimum average balances), which may or may not exceed the income received from the securities purchased with borrowed funds. The use of borrowing tends to result in a faster than average movement (both up and down) in the net asset value of that Fund's shares. Each Fund may also be required to maintain minimum average balances in connection with such borrowing or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate.
	The following paragraph replaces the first paragraph under the heading of "Management Fee and Incentive Allocation" on page 19.
Management Fee and Incentive Allocation

The Funds will pay Prospero a quarterly fee (the
"Management Fee") at an annual rate of 1.5% of the Funds' net assets for the quarter, excluding assets attributable to the Special Advisory Account (defined herein). The original investors of the Adviser have been grandfathered into the Funds at their existing fee levels. Accordingly, the Adviser rebates to these shareholders an amount equal to 0.25 - 0.5% of their net assets annually for their investment in any of the Funds. In addition to the Management Fee, the Adviser is entitled to receive the Incentive Allocation.
Generally, at the end of each calendar quarter, commencing in 2002, an amount equal to 20% of the net profits (15% for original investors), if any, that would otherwise be credited to an investor's capital account for the period instead will be credited to the account of the Adviser. For purposes of calculating the Incentive Allocation, net profits will be determined by taking into account net realized gain or loss and the net change in unrealized appreciation or depreciation of securities positions. For the purposes of calculating the Incentive Allocation for a partially redeeming Investor, loss carry forward will be adjusted proportionate to the amount of the redemption as a percentage of the Investor's Interest prior to the redemption. The Incentive Allocation will be made only with respect to net profits that exceed any net losses previously debited to the account of an Investor which have not been offset by any net profits subsequently credited to the account of such Investor. This is sometimes known as a "high water mark" calculation. The Incentive Allocation will be credited to the Adviser's Special Advisory
Account. The Adviser will be under no obligation to return any Incentive Allocation previously allocated by the Funds. Prospero encourages prospective investors to consult with their tax or legal adviser regarding the calculation of the Incentive Allocation.

Investors should retain this supplement with the Private
Placement Memorandum for future reference.